Exhibit 99.1

Baozun Announces Second Quarter 2025 Unaudited Financial Results

SHANGHAI, China, August 28, 2025 – Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the second quarter of 2025.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “Baozun delivered another solid quarter, with total revenue up 7% and significant improvement in underlying operating profitability in both BEC and BBM businesses. BEC’s focus on refined management, value creation and organizational efficiency is beginning to yield tangible results. BBM also posted another robust quarter, showcasing accelerated topline growth and solid execution across merchandising, channels, and marketing. We believe these results demonstrate the resilience of our business model. As we continue to navigate market complexities, we remain committed to our vision and strategic goals, driving sustained growth and long-term success.”

Ms. Catherine Zhu, Chief Financial Officer of Baozun Inc., commented, “Reflecting a decent quarter, both BEC and BBM made commendable progress, with E-Commerce revenue increasing 3% and Brand Management revenue accelerating 35% year-over-year. Adjusted operating income of E-commerce was RMB41.1 million, which after exclusion of the impact of non-recurring impairment of accounts receivable, achieved a 56% increase compared with the same period of last year, showing a stronger foundation. BBM continued to narrow its non-GAAP operating loss by 30%. With discipline execution, clear strategic alignment, and a sharper focus on high-quality growth, we remain confident in achieving meaningful profitability expansion while sustaining modest topline growth.”

Second Quarter 2025 Financial Highlights

•	Total net revenues were RMB2,552.7 million (US$[1]356.3 million), representing an increase of 6.8% compared with RMB2,391.0 million in the same quarter of last year.

•	Loss from operations was RMB9.4 million (US$1.3 million), compared with RMB18.8 million in the same quarter of last year. Operating margin was negative 0.4%, compared with negative 0.8% for the same period of 2024.

•	Non-GAAP income from operations[2] was RMB6.1 million (US$0.9 million), compared with RMB10.0 million in the same quarter of last year. Non-GAAP operating margin was 0.2%, compared with 0.4% for the same period of 2024.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board.
[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and cancellation fees of repurchased ADSs.

•	Adjusted operating income of E-commerce was RMB41.1 million (US$5.7 million), compared with adjusted operating income RMB60.2 million for the same period of 2024.

•	Adjusted operating loss of Brand Management narrowed to RMB35.0 million (US$4.9 million), an improvement of 30.0% from RMB50.0 million for the same period of 2024.

•	Net loss attributable to ordinary shareholders of Baozun was RMB34.0 million (US$4.7 million), compared with RMB30.6 million for the same period of 2024.

•	Non-GAAP net loss attributable to ordinary shareholders of Baozun[3] was RMB18.0 million (US$2.5 million), compared with RMB3.9 million for the same period of 2024.

•	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[4]”) were both RMB0.59 (US$0.08), compared with RMB0.51 for the same period of 2024.

•	Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS[5] was RMB0.31 (US$0.04), compared with RMB0.06 for the same period of 2024.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits (losses) are included in the Segments data of Segment Information.

[3]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value loss on financial instruments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain).
[4]	Each ADS represents three Class A ordinary shares.
[5]	Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are respectively defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating diluted net income (loss) per ordinary share multiplied by three, respectively.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC encompasses our China e-commerce businesses, including brand store operations, customer services, and value-added services covering warehousing and fulfillment, IT and digital marketing. During the second quarter of 2025, total revenue from BEC increased by 3.4% year-over-year, driven by both sustainable growth in the product sales and service model. BEC’s product sales grew by 3.3% to RMB598.6 million, driven by growth categories in Beauty and Cosmetics, and Alcohol. BEC’s services revenue grew by 3.5% to RMB1,601.6 million, driven by revenue growth in online-store operations and Digital Marketing and IT solutions.

Omni-channel expansion remains a key theme for our brand partners. Notably, during this quarter, we achieved growth across many marketplaces, with JD contributing high double-digit revenue growth and RedNote generating triple digit growth on year-on-year basis. By the end of the second quarter of 2025, approximately 48.5% of our brand partners engaged with us for store operations of at least two channels, compared to 45.8% at the end of same quarter of last year.

Baozun Brand Management, or “BBM”

The company launched the BBM business line in 2023, to leverage its leading portfolio of technologies in service of brands, fostering deeper and longer relationships to drive sustainable business growth in China.

BBM provides holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology enablement. We aim to leverage our portfolio of technologies to build longer and deeper relationships with brands. During the second quarter of 2025, total revenue from BBM increased by 35.4% year-over-year to RMB398.3 million, and we have 162 offline stores under our management at the end of the second quarter of 2025.

Second Quarter 2025 Financial Results

Total net revenues were RMB2,552.7 million (US$356.3 million), an increase of 6.8% from RMB2,391.0 million in the same quarter of last year. The increase in total net revenues was driven by both of the Group’s two business lines.

Total product sales revenue was RMB994.1 million (US$138.8 million), an increase of 14.2% compared with RMB870.3 million in the same quarter of last year, of which,

•	Product sales revenue of E-Commerce was RMB598.6 million (US$83.6 million), an increase of 3.3% from RMB579.2 million in the same quarter of last year. The increase was primarily attributable to the categories of Beauty and Cosmetics, and Alcohol sectors.

The following table sets forth a breakdown of product sales revenues of E-Commerce by key categories6 for the periods indicated:

	For the three months ended June 30,
	2024		2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YoY Change
	(In millions, except for percentage)
Product Sales of E-Commerce
Appliances	264.2	11%	190.6	26.6	7%	-28%
Beauty and Cosmetics	107.9	5%	185.9	26.0	7%	72%
Home and Furnishing	56.4	2%	62.9	8.8	2%	12%
Health and Nutrition	83.9	4%	62.0	8.7	2%	-26%
Others	66.8	2%	97.2	13.5	5%	46%
Total net revenues from product sales of E-Commerce	579.2	24%	598.6	83.6	23%	3%

•	Product sales revenue of Brand Management was RMB396.0 million (US$55.3 million), an increase of 35.5% from RMB292.3 million in the same quarter of last year. The increase was primarily driven by higher sales from the Gap brand, as the Company continued to optimize merchandising plans, channel and marketing initiatives to boost sales.

Services revenue was RMB1,558.6 million (US$217.6 million), a slight increase of 2.5% from RMB1,520.7 million in the same quarter of last year.

The following table sets forth a breakdown of services revenue by business models for the periods indicated:

	For the three months ended June 30,
	2024		2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YOY Change
	(In millions, except for percentage)
Services revenue
Online store operations	441.4	18%	478.8	66.8	19%	8%
Warehousing and fulfillment	587.8	25%	542.3	75.7	21%	-8%
Digital marketing and IT solutions	520.5	22%	582.8	81.4	23%	12%
Inter-segment eliminations[7]	(29.0)	-1%	(45.3)	(6.3)	-2%	56%
Total net revenues from services	1,520.7	64%	1,558.6	217.6	61%	2%

[6]	Key categories refer to the categories that accounted for no less than 10% of product sales of E-Commerce revenues during the periods indicated.
[7]	The inter-segment eliminations mainly consist of revenues from online store operations, warehousing and fulfillment, and digital marketing and IT services provided by E-Commerce to Gap, a brand under Brand Management.

Breakdown of total net revenues of online store operations of services revenue by key categories8 for the periods indicated:

	For the three months ended June 30,
	2024		2025
	RMB	% of Net Revenues	RMB	US$	% of Net Revenues	YOY Change
	(In millions, except for percentage)
Online store operations in Services revenue
Apparel and accessories	317.8	13%	354.1	49.4	14%	11%
Luxury	96.9	4%	102.2	14.3	4%	5%
Sportswear	117.1	5%	129.8	18.1	5%	11%
Other apparel	103.8	4%	122.1	17.0	5%	18%
Others	123.6	6%	124.7	17.4	5%	1%
Inter-segment eliminations[9]	(12.0)	-1%	(18.4)	(2.6)	-1%	53%
Total net revenues from online store operations in services	429.4	18%	460.4	64.2	18%	7%

Total operating expenses were RMB2,562.0 million (US$357.6 million), compared with RMB2,409.8 million in the same quarter of last year.

•	Cost of products was RMB711.5 million (US$99.3 million), compared with RMB649.7 million in the same quarter of last year. The increase was primarily due to an increase in product sales volume.

•	Fulfillment expenses were RMB606.0 million (US$84.6 million), compared with RMB627.0 million in the same quarter of last year. The decrease was primarily due to a decline in E-commerce warehouse and logistics revenue, along with savings in Gap logistics expenses.

•	Sales and marketing expenses were RMB937.8 million (US$130.9 million), compared with RMB844.7 million in the same quarter of last year. The increase was mainly due to higher revenue contributions from digital marketing services for BEC, as well as increased marketing activities and expenses associated with the expansion of offline stores for BBM during the quarter.

•	Technology and content expenses were RMB114.7 million (US$16.0 million), compared with RMB129.8 million in the same quarter of last year. The decrease was mainly due to the company’s continued efforts to implement cost control and efficiency improvement initiatives.

[8]	Key categories refer to the categories that accounted for no less than 10% of services revenue during the periods indicated.
[9]	The inter-segment eliminations mainly consist of revenues from store operation services provided by E-Commerce to Gap, a brand under Brand Management.

•	General and administrative expenses were RMB224.4 million (US$ 31.3 million), an increase of 30.7% compared with RMB171.6 million in the same quarter of last year. The increase was primarily due to a write-down of account receivable totaling RMB53.3 million. As disclosed in the Form 20-F of 2024, in September 2021, one of our subsidiaries, Baozun Hong Kong Holding Limited, initiated an arbitration proceeding against a distributor in the health care and cosmetics industry for payment default. Management had previously provided an allowance of RMB93.3 million (US$13.1 million) of accounts receivable in connection with the default of this distributor in the past. Based on the latest progress of arbitration proceedings, management assessed the likelihood of recovery as remote and therefore provided additional allowance against the remaining carrying amount due from this distributor.

Loss from operations was RMB9.4 million (US$1.3 million), compared with RMB18.8 million in the same quarter of last year. The operating margin was negative 0.4%, compared with a negative 0.8% in the same quarter of last year.

Non-GAAP income from operations was RMB6.1 million (US$0.9 million), compared with RMB10.0 million in the same quarter of last year. Non-GAAP operating margin was 0.2%, compared with 0.4% in the same quarter of last year.

•	Adjusted operating profit of E-Commerce was RMB41.1 million (US$5.7 million), compared with RMB60.2 million in the same quarter of last year.

•	Adjusted operating loss of Brand Management was RMB35.0 million (US$4.9 million), an improvement of 30.0% compared with RMB50.0 million in the same quarter of last year.

Unrealized investment loss was RMB4.0 million (US$0.6 million), compared with RMB2.8 million in the same quarter of last year. The unrealized investment loss of this quarter was primarily due to the decrease in the trading price of publicly listed companies we invest in.

Fair value change on financial instruments was a gain of RMB4.4 million (US$0.6 million), compared with RMB11.2 million in the same quarter of last year. The fair value change on financial instruments was mainly composed of the gain recognized from the financial instruments the Company invested in.

Exchange loss was RMB0.5 million (US$0.1 million), due to exchange rate fluctuation in the quarter ended June 30, 2025, compared to RMB10.4 million in the same quarter last year.

Net loss attributable to ordinary shareholders of Baozun was RMB34.0 million (US$4.7 million), compared with net loss attributable to ordinary shareholders of Baozun RMB30.6 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS were both RMB0.59 (US$0.08), compared with both RMB0.51 for the same period of 2024.

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. was RMB18.0 million (US$2.5 million), compared with RMB3.9 million in the same quarter of last year.

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS was RMB0.31 (US$0.04), compared with RMB0.06 for the same period of 2024.

Segment Information

(a)         Description of segments

The Group has two operating segments, which are (i) E-Commerce and (ii) Brand Management.

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

a>	BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b>	BZI includes our e-commerce businesses outside of mainland China, including locations such as Hong Kong, Macau, Taiwan, South East Asia and Europe.

(ii)	Brand Management engages in holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology enablement to leverage our portfolio of technologies to build into longer and deeper relationships with brands. Currently, the primary brand under the Company’s brand management is Gap in Greater China.

(b)         Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended June 30, 2024 and 2025:

	For the three months
	ended June 30,
	2024	2025
	RMB	RMB
Net revenues:
E-Commerce	2,130,881	2,200,182
Brand Management	294,283	398,342
Inter-segment eliminations *	(34,170)	(45,863)

Total consolidated net revenues	2,390,994	2,552,661

Adjusted Operating Profits (Losses) **:
E-Commerce	60,212	41,149
Brand Management	(49,976)	(34,996)
Inter-segment eliminations *	(200)	(18)

Total Adjusted Operating profit	10,036	6,135

Unallocated expenses:
Share-based compensation expenses	(17,478)	(7,612)
Amortization of intangible assets resulting from business acquisition	(10,916)	(7,901)
Cancellation fees of repurchased shares	(415)	–
Total other income (expenses), net	4,163	(929)

Loss before income tax and share of loss in equity method investment	(14,610)	(10,307)

*	The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**	Adjusted Operating (Losses) Profits represent segment (losses) profits, which is (loss) income from operations from each segment without allocating share-based compensation expenses, amortization of intangible assets resulting from business acquisition, and cancellation fees of repurchased shares.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Thursday, August 28, 2025 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	7947054

A replay of the conference call may be accessible through September 4, 2025 by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada:	855-669-9658
Replay Access Code:	3755054

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and cancellation fees of repurchased. The Company defines non-GAAP net income (loss) as net (loss) income excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value loss on financial instruments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, acquisition-related expenses, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value loss on financial instruments, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun and net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. It serves approximately 490 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America as of December 31, 2024.

Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,289,323	1,189,429	166,038
Restricted cash	354,991	138,178	19,289
Short-term investments	1,271,618	1,374,219	191,834
Accounts receivable, net	2,033,778	2,043,408	285,249
Inventories	1,117,439	955,961	133,447
Advances to suppliers	404,353	290,141	40,502
Derivative financial assets	11,557	1,510	211
Prepayments and other current assets	724,091	629,836	87,922
Amounts due from related parties	7,021	2,568	358

Total current assets	7,214,171	6,625,250	924,850

Non-current assets
Long-term debt investments (including at RMB73,869 of the investments measured fair value as at June 30,2025)	–	160,792	22,446
Long-term equity investments	341,687	338,149	47,204
Property and equipment, net	822,229	778,566	108,684
Intangible assets, net	357,307	336,773	47,012
Land use right, net	37,438	36,926	5,155
Operating lease right-of-use assets	767,376	688,876	96,163
Goodwill	362,399	362,399	50,589
Other non-current assets	69,886	58,161	8,119
Deferred tax assets	234,508	235,472	32,871

Total non-current assets	2,992,830	2,996,114	418,243

Total assets	10,207,001	9,621,364	1,343,093

	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
LIABILITIES,REDEEMABLE NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	1,220,957	1,385,268	193,376
Accounts payable	620,679	348,438	48,640
Notes payable	461,179	207,937	29,027
Income tax payables	26,559	6,140	857
Accrued expenses and other current liabilities	1,169,547	1,151,295	160,719
Derivative liabilities	130	283	40
Amounts due to related parties	5,369	1,334	185
Current operating lease liabilities	243,137	263,001	36,714

Total current liabilities	3,747,557	3,363,696	469,558

Non-current liabilities
Deferred tax liabilities	32,783	29,178	4,073
Long-term operating lease liabilities	597,805	514,211	71,781
Other non-current liabilities	48,277	47,681	6,656

Total non-current liabilities	678,865	591,070	82,510

Total liabilities	4,426,422	3,954,766	552,068

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2024	2025	2025
	RMB	RMB	US$
Redeemable non-controlling interests	1,670,379	1,685,446	235,279

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 175,668,586 and 175,846,486 shares issued, 161,337,586 and 160,044,058 shares outstanding, as of December 31, 2024, and June 30, 2025, respectively)	95	95	13
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2024, and June 30, 2025)	8	8	1
Additional paid-in capital	4,646,631	4,649,833	649,092
Treasury shares (14,331,000 and 15,802,428 shares as of December 31, 2024, and June 30, 2025, respectively)	(95,502)	(105,719)	(14,758)
Accumulated deficit	(691,785)	(788,823)	(110,116)
Accumulated other comprehensive income	54,575	32,853	4,586
Total Baozun Inc. shareholders’ equity	3,914,022	3,788,247	528,818

Non-controlling interests	196,178	192,905	26,928

Total Shareholders’ equity	4,110,200	3,981,152	555,746

Total liabilities, redeemable non-controlling interests and shareholders’ equity	10,207,001	9,621,364	1,343,093

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended June 30,
	2024	2025
	RMB	RMB	US$
Net revenues
Product sales(1)	870,301	994,094	138,770
Services	1,520,693	1,558,567	217,568

Total net revenues	2,390,994	2,552,661	356,338

Operating expenses(2)
Cost of products	(649,696)	(711,500)	(99,322)
Fulfillment(3)	(626,958)	(605,957)	(84,588)
Sales and marketing(3)	(844,698)	(937,846)	(130,918)
Technology and content(3)	(129,788)	(114,655)	(16,005)
General and administrative(3)	(171,637)	(224,377)	(31,322)
Other operating income, net	13,010	32,296	4,508

Total operating expenses	(2,409,767)	(2,562,039)	(357,647)

Loss from operations	(18,773)	(9,378)	(1,309)
Other income (expenses)
Interest income	16,695	10,895	1,521
Interest expense	(10,436)	(11,781)	(1,645)
Unrealized investment loss	(2,830)	(4,036)	(564)
Exchange loss	(10,418)	(454)	(63)
Fair value change on financial instruments	11,152	4,447	621
Loss before income tax and share of income in equity method investment	(14,610)	(10,307)	(1,439)
Income tax expense (4)	(3,763)	(13,359)	(1,865)
Share of (loss) income in equity method investment, net of tax of nil	(3,616)	3,212	448

Net loss	(21,989)	(20,454)	(2,856)
Net loss attributable to non-controlling interests	5,862	1,172	164
Net income attributable to redeemable non-controlling interests	(14,493)	(14,676)	(2,049)

Net loss attributable to ordinary shareholders of Baozun Inc.	(30,620)	(33,958)	(4,741)

	For the three months ended June 30,
	2024	2025
	RMB	RMB	US$
Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.17)	(0.20)	(0.03)
Diluted	(0.17)	(0.20)	(0.03)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.51)	(0.59)	(0.08)
Diluted	(0.51)	(0.59)	(0.08)
Weighted average shares used in calculating net loss per ordinary share
Basic	181,899,568	173,318,225	173,318,225
Diluted	181,899,568	173,318,225	173,318,225
Net loss	(21,989)	(20,454)	(2,856)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment	6,328	(14,378)	(2,007)

Comprehensive loss	(15,661)	(34,832)	(4,863)

(1)	These amounts include product sales from E-Commerce and Brand Management of RMB598.6 million and RMB396.0 million for the three months period ended June 30, 2025, respectively, compared with product sales from E-Commerce of RMB579.2 million and Brand Management of RMB292.3 million for the three months period ended June 30, 2024.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended June 30,
	2024	2025
	RMB	RMB	US$
Fulfillment	1,358	226	32
Sales and marketing	2,242	512	72
Technology and content	2,446	371	52
General and administrative	11,432	6,503	907

	17,478	7,612	1,063

(3)	These amounts include amortization of intangible assets resulting from business acquisition, which amounted to RMB10.9 million and RMB7.9 million for the three months period ended June 30, 2024 and 2025, respectively.

(4)	These amounts include income tax benefits of RMB2.3 million and RMB1.8 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended June 30, 2024 and 2025, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended June 30,
	2024	2025
	RMB	RMB	US$
Loss from operations	(18,773)	(9,378)	(1,309)
Add: Share-based compensation expenses	17,478	7,612	1,063
Amortization of intangible assets resulting from business acquisition Cancellation fees of repurchased ADSs	415	–	–

Non-GAAP income from operations	10,036	6,135	857

Net loss	(21,989)	(20,454)	(2,856)
Add: Share-based compensation expenses	17,478	7,612	1,063
Amortization of intangible assets resulting from business acquisition	10,916	7,901	1,103
Cancellation fees of repurchased ADSs	415	–	–
Unrealized investment loss	2,830	4,036	564
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(2,259)	(1,802)	(252)

Non-GAAP net income (loss)	7,391	(2,707)	(378)

Net loss attributable to ordinary shareholders of Baozun Inc.	(30,620)	(33,958)	(4,741)
Add: Share-based compensation expenses	17,478	7,612	1,063
Amortization of intangible assets resulting from business acquisition	7,523	5,528	772
Cancellation fees of repurchased ADSs	415	–	–
Unrealized investment loss	2,830	4,036	564
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(1,510)	(1,209)	(169)

Non-GAAP net loss attributable to ordinary shareholders of Baozun Inc.	(3,884)	(17,991)	(2,511)

Diluted non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. per ADS:	(0.06)	(0.31)	(0.04)

Weighted average shares used in calculating diluted net loss per ordinary share	181,899,568	173,318,225	173,318,225

(1)	The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.